Exhibit 99.1

SCHEDULE 13G

In reply to Item 6, as of December 31, 2008, The Bank of New York Mellon, James M. Jenness, Sterling K. Speirn and Shirley D. Bowser were trustees of the W. K. Kellogg Foundation Trust (the “Trust”) holding 90,239,490 Shares, or 23.6% of the Shares outstanding.

For purposes of this Schedule 13G, The Bank of New York Mellon Corporation is reporting on behalf of its subsidiaries, including The Bank of New York Mellon, which hold Shares for various persons in various fiduciary capacities. As noted in the preceding paragraph, The Bank of New York Mellon’s holdings as trustee of the Trust represent 23.6% of the Shares outstanding as of December 31, 2008. Additional Shares reported on page 2 of this Schedule 13G for The Bank of New York Mellon Corporation and its subsidiaries include Shares held in fiduciary capacities for persons other than the Trust.

As of the year ending December 31, 2008, Sterling K. Speirn was a co-trustee of the Carrie Staines Trust #5977, holding 363,800 Shares.

W.K. Kellogg Foundation has an interest in Shares held in the Trust and other persons have interests in the above referred Shares held in other fiduciary capacities. Except as described hereinabove, no other person is known to receive or has the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this filing.